82-4504

Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

03 FEB 10 AM 7:21

SUPPL

January 27, 2003

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

03003725

Dear Sirs:

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

RE: Form 27 (Material Change Report) Dated January 27, 2003 Pursuant to News Release Dated January 24, 2003

Enclosed please find Form 27 as noted above.

Yours truly,

"Graeme Rowland"

Graeme Rowland
Chairman and President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

dlw 2/10

Form 27
Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

January 24, 2003 - Vancouver, British Columbia

Item 3 **Press Release**

January 24, 2003

Item 4 **Summary of Material Change** Please see item 5 below for details.

Private Placement closes for 562,000 Units at a price of $1.00/unit.

Mr. Larry Horsburgh joins the Company's corporate communications team.

Mr. John Kowalchuk leaves the Company and Advisory Board.

Item 5 **Full Description of Material Change**

Private Placement: Management is pleased to report that further to the TSX notice dated December 27, 2002, it has closed the private placement announced on October 28, 2002, amended November 13, 2002 and December 19, 2002, for 562,000 Units at a price of $1.00/unit providing gross proceeds of Cdn$562,000, each unit comprised of ten common shares and one common share purchase warrant (each warrant entitles the Purchaser to acquire three common shares at a price of $0.13 per share until April 30, 2003). The securities will have a four month hold period. The proceeds of the financing will be used for general working capital, current obligations and development of mineral properties. A finder's fee in aggregate of $14,000. cash will be paid to three individuals and 185,000 common shares at $0.10 will be issued to Ladbroke Trading Corp.

Corporate Communications Team: The Company is pleased to announce that it has entered into a corporate communications employment contract with Larry Horsburgh. His compensation is $2,000./month. This remuneration will be paid from general working capital and the term of employment is for six months. Mr. Horsburgh does not have a direct or indirect interest in the Company by way of share ownership. Mr. Horsburgh does not have a right to acquire shares other than from the granting of employee stock options.

In announcing Mr. Horsburgh's appointment, Graeme Rowland, Rock's Chairman said: "I am pleased to welcome Larry on board to provide the Company with his expertise and experience. I believe he will contribute immensely to spreading the word about Rock's exciting future and will enhance KCSA's worldwide efforts".

Advisory Board: Management reports that Mr. John Kowalchuk has left the Company and the Advisory Board. The Company is currently looking at expanding its geological team to handle the exploration work on its five properties.

About Rock Resources: Rock Resources Inc. specializes primarily in the drilling of gold, precious and base metals plus diamond properties in the Southwestern United States and the Province of Ontario. More information can be located at the Company's homepage on the worldwide web at www.rockresources.com.

Item 6 **Reliance on Section 85(2) of the Act**
Not applicable.

Item 7 **Omitted Information**
Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer:	Graeme W. Rowland President
Telephone:	(604) 688-3304
Fax:	(604) 682-6038
Address:	Rock Resources Inc. Suite #2120 – 1055 West Hasting Street Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**
The foregoing accurately discloses the material change referred to herein.

January 27, 2003
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.